PAHHNI®

The Sateri Group, LLC

October 19, 2023

Subject: Certification of Financial Statements by Principal Executive Officer

I, Erik Loomis, certify that:

(1) the financial statements of The Sateri Group, LLC included in this Form are true and complete in all material respects; and

(2) the tax information of The Sateri Group, LLC included in this Form C reflects accurately the information reported on the tax return for The Sateri Group, LLC filed for the fiscal year ended 12-31-2021 and 12-31-2022.

Signed,

 19-OCT-2023

Erik Loomis

315 Dayton Street

Hamilton, OH 45011

The Sateri Group LLC

Profit and Loss Comparison

January - December 2021

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
5000 Cost of goods sold	
5025 Supplies & materials - COGS	0.00
Total 5000 Cost of goods sold	**0.00**
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$0.00**
Expenses	
6000 Advertising & marketing	0.00
6002 Social media	0.00
Total 6000 Advertising & marketing	**0.00**
6015 Business licenses	0.00
6040 Professional Services	
6042 Legal fees	0.00
Total 6040 Professional Services	**0.00**
6060 Computer and Software Expense	0.00
6100 Employee Expenses	
6150 Employee benefits	
6153 Health insurance & accident plans	0.00
Total 6150 Employee benefits	**0.00**
Total 6100 Employee Expenses	**0.00**
6440 Business insurance	0.00
6445 Office expenses	0.00
6446 Shipping & postage	0.00
6480 Small tools & equipment	0.00
Total 6445 Office expenses	**0.00**
6460 Bank fees & service charges	0.00
6470 Memberships & subscriptions	0.00
6475 Taxes paid	202.50
Total Expenses	**$202.50**
NET OPERATING INCOME	**$ -202.50**
Other Income	
7000 Interest earned	0.00
Total Other Income	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -202.50**

The Sateri Group LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-202.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Inventory Asset:WIP	-29,549.14
2105 Credit Card:PNC Credit Card	0.00
2110 Credit Card:EDL Credit Card	0.00
2115 Credit Card:SSB Credit Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-29,549.14**
Net cash provided by operating activities	**$ -29,751.64**
INVESTING ACTIVITIES	
1435 Fixed Assets:Tools, machinery, and equipment	-198,963.60
1520 Startup & organizational costs	-38,426.81
Net cash provided by investing activities	**$ -237,390.41**
FINANCING ACTIVITIES	
2600 Huntington SBA 7A Commercial Loan	23,665.32
3010 Contributions:Partner Contributions - Satinder Bharaj	127,033.86
3020 Contributions:Partner Contributions - Erik Loomis	127,033.86
Opening balance equity	0.00
Net cash provided by financing activities	**$277,733.04**
NET CASH INCREASE FOR PERIOD	**$10,590.99**
CASH AT END OF PERIOD	**$10,590.99**

The Sateri Group LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1010 Huntington Bank	9,815.25
1020 PNC Bank Checking	775.74
Total 1000 Cash	**10,590.99**
TSG Business Checking Account	0.00
Total Bank Accounts	**$10,590.99**
Other Current Assets	
1200 Inventory Asset	
1210 WIP	29,549.14
Total 1200 Inventory Asset	**29,549.14**
Total Other Current Assets	**$29,549.14**
Total Current Assets	**$40,140.13**
Fixed Assets	
1400 Fixed Assets	
1435 Tools, machinery, and equipment	198,963.60
Total 1400 Fixed Assets	**198,963.60**
Total Fixed Assets	**$198,963.60**
Other Assets	
1520 Startup & organizational costs	38,426.81
Total Other Assets	**$38,426.81**
TOTAL ASSETS	**$277,530.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 Credit Card	
2105 PNC Credit Card	0.00
2110 EDL Credit Card	0.00
2115 SSB Credit Card	0.00
Total 2100 Credit Card	**0.00**
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
2600 Huntington SBA 7A Commercial Loan	23,665.32
Total Long-Term Liabilities	**$23,665.32**
Total Liabilities	**$23,665.32**

The Sateri Group LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
3000 Contributions	
3010 Partner Contributions - Satinder Bharaj	127,033.86
3020 Partner Contributions - Erik Loomis	127,033.86
Total 3000 Contributions	**254,067.72**
3200 Retained Earnings	
Opening balance equity	0.00
Net Income	-202.50
Total Equity	**$253,865.22**
TOTAL LIABILITIES AND EQUITY	**$277,530.54**

The Sateri Group LLC

Profit and Loss Comparison

January - December 2022

	TOTAL
Income	
4000 Sales of Product Income	30,793.14
4010 Services	72.00
Total Income	**$30,865.14**
Cost of Goods Sold	
5000 Cost of goods sold	41,621.61
5020 Freight in - COGS	3,400.00
5025 Supplies & materials - COGS	18,597.42
Total 5000 Cost of goods sold	**63,619.03**
Total Cost of Goods Sold	**$63,619.03**
GROSS PROFIT	**$ -32,753.89**
Expenses	
6000 Advertising & marketing	41,440.61
6002 Social media	3,016.11
Total 6000 Advertising & marketing	**44,456.72**
6030 Contributions to charities	
Donations	72.00
Total 6030 Contributions to charities	**72.00**
6040 Professional Services	
6041 Accounting fees	989.55
6042 Legal fees	434.00
6043 Other Professional Fees	3,000.00
Total 6040 Professional Services	**4,423.55**
6050 Interest paid	13,150.08
6060 Computer and Software Expense	2,307.91
6090 Rent	7,745.71
6100 Employee Expenses	
6101 Wage Expense	27,445.76
6102 Payroll taxes	3,523.30
6103 Payroll Fees	1,106.57
6104 Officers Wage Expense	14,000.00
6150 Employee benefits	
6153 Health insurance & accident plans	41,826.76
6154 Workers' compensation insurance	120.00
Total 6150 Employee benefits	**41,946.76**
Total 6100 Employee Expenses	**88,022.39**
6200 Utilities	
6204 Internet & TV services	510.97
Total 6200 Utilities	**510.97**

The Sateri Group LLC

Profit and Loss Comparison
January - December 2022

	TOTAL
6210 Travel	326.81
6214 Vehicle rental	0.00
Total 6210 Travel	**326.81**
6220 Meals	122.04
6230 Entertainment	0.00
6440 Business insurance	993.82
6445 Office expenses	3,272.08
6446 Shipping & postage	1,150.73
6480 Small tools & equipment	9,336.27
Total 6445 Office expenses	**13,759.08**
6450 Repairs & maintenance	496.78
6460 Bank fees & service charges	471.17
6470 Memberships & subscriptions	765.00
6475 Taxes paid	148.50
6486 Vehicle Exp	1,271.95
Total Expenses	**$179,044.48**
NET OPERATING INCOME	$ -211,798.37
Other Income	
7000 Interest earned	0.37
Total Other Income	**$0.37**
Other Expenses	
6455 Vehicle expenses (deleted)	0.00
Ask My Accountant	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	$0.37
NET INCOME	$ -211,798.00

The Sateri Group LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-211,798.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
1210 Inventory Asset:WIP	16,046.44
2105 Credit Card:PNC Credit Card	0.00
2400 Payroll wages and tax to pay	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,046.44**
Net cash provided by operating activities	**$ -195,751.56**
INVESTING ACTIVITIES	
1400 Fixed Assets	0.00
1415 Fixed Assets:Furniture & fixtures	-1,275.83
1420 Fixed Assets:Improvements	-100,000.00
1435 Fixed Assets:Tools, machinery, and equipment	-64,795.45
1440 Fixed Assets:Vehicles	-67,704.47
1520 Startup & organizational costs	-59,980.42
1650 Security deposits	-22,886.28
1660 Other Receivable	-35,200.00
Net cash provided by investing activities	**$ -351,842.45**
FINANCING ACTIVITIES	
2600 Huntington SBA 7A Commercial Loan	461,810.77
2625 TI Liability	92,348.36
Net cash provided by financing activities	**$554,159.13**
NET CASH INCREASE FOR PERIOD	**$6,565.12**
Cash at beginning of period	10,590.99
CASH AT END OF PERIOD	**$17,156.11**

The Sateri Group LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1010 Huntington Bank	16,574.92
1020 PNC Bank Checking	581.19
Total 1000 Cash	**17,156.11**
TSG Business Checking Account	0.00
Total Bank Accounts	**$17,156.11**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1200 Inventory Asset	
1210 WIP	13,502.70
Total 1200 Inventory Asset	**13,502.70**
Total Other Current Assets	**$13,502.70**
Total Current Assets	**$30,658.81**
Fixed Assets	
1400 Fixed Assets	0.00
1415 Furniture & fixtures	1,275.83
1420 Improvements	100,000.00
1435 Tools, machinery, and equipment	263,759.05
1440 Vehicles	67,704.47
Total 1400 Fixed Assets	**432,739.35**
Total Fixed Assets	**$432,739.35**
Other Assets	
1520 Startup & organizational costs	98,407.23
1650 Security deposits	22,886.28
1660 Other Receivable	35,200.00
Total Other Assets	**$156,493.51**
TOTAL ASSETS	**$619,891.67**

The Sateri Group LLC

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 Credit Card	
2105 PNC Credit Card	0.00
2110 EDL Credit Card	0.00
2115 SSB Credit Card	0.00
Total 2100 Credit Card	**0.00**
Total Credit Cards	**$0.00**
Other Current Liabilities	
2400 Payroll wages and tax to pay	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
2600 Huntington SBA 7A Commercial Loan	485,476.09
2625 TI Liability	92,348.36
Total Long-Term Liabilities	**$577,824.45**
Total Liabilities	**$577,824.45**
Equity	
3000 Contributions	
3010 Partner Contributions - Satinder Bharaj	127,033.86
3020 Partner Contributions - Erik Loomis	127,033.86
Total 3000 Contributions	**254,067.72**
3200 Retained Earnings	-202.50
Opening balance equity	0.00
Net Income	-211,798.00
Total Equity	**$42,067.22**
TOTAL LIABILITIES AND EQUITY	**$619,891.67**